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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investment in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed
811-8918	June 30, 2004

2. State identification Number: N/A

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3. Exact name of investment company as specified in registration statement:

The Hirtle Callaghan Trust

4. Address of principal executive office (number, street, city, state, zip code):

Five Tower Bridge, 300 Barr Harbor, Suite 500, West Conshohocken, PA 19428-2970

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Report of Independent Registered Public Accounting Firm

To the Trustees of

The Hirtle Callaghan Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about The Hirtle Callaghan Trust’s Growth Equity Portfolio and Value Equity Portfolio (the “Portfolios”) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of June 30, 2004. Management is responsible for the Portfolios’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Portfolios’ compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Portfolios’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2004, and with respect to agreement of security purchases and sales, for the period from June 4, 2004 (the date of our last examination), through June 30, 2004:

•	Confirmation of all securities held by the Depository Trust Company in book entry form;

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

•	Reconciliation of all such securities to the books and records of the Portfolios and the Custodian;

•	Agreement of thirty security purchases and thirty security sales or maturities since June 4, 2004 from the books and records of the Portfolios to broker confirmations; and

•	Confirmation of all open unsettled purchases as of June 30, 2004.

We believe that our examinations provide a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolios’ compliance with specified requirements.

In our opinion, management’s assertion that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2004 with respect to securities reflected in the investment account of the Portfolios are fairly stated, in all material respects.

This report is intended solely for the information and use of the Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Columbus, Ohio

August 25, 2004

Management Statement Regarding Compliance with Certain Provisions of the Investment

Company Act of 1940

We, as members of management of The Hirtle Callaghan Trust for The Growth Equity Portfolio and The Value Equity Portfolio (the “Portfolios”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolios’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2004, and from June 4, 2004 through June 30, 2004.

Based on this evaluation, we assert that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2004, and from June 4, 2004 through June 30, 2004 with respect to securities reflected in the investment account of the Portfolios.

The Hirtle Callaghan Trust

/s/ ROBERT J. ZION
Robert J. Zion Treasurer

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